Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 14, 2007

BY AND BETWEEN

BERKSHIRE HILLS BANCORP, INC.

AND

FACTORY POINT BANCORP, INC.

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5.14	Board of Directors	55
5.15	Section 16 Matters	55
5.16	Dividends	55

ARTICLE VI - CONDITIONS TO CONSUMMATION		55
6.1	Conditions to Each Party’s Obligations	55
6.2	Conditions to the Obligations of Berkshire Hills Bancorp	57
6.3	Conditions to the Obligations of Factory Point Bancorp	57

ARTICLE VII - TERMINATION		58
7.1	Termination	58
7.2	Termination Fee	60
7.3	Effect of Termination	61

ARTICLE VIII - CERTAIN OTHER MATTERS		61
8.1	Interpretation	61
8.2	Survival	62
8.3	Waiver; Amendment	62
8.4	Counterparts	62
8.5	Governing Law	62
8.6	Expenses	62
8.7	Notices	62
8.8	Entire Agreement; etc.	63
8.9	Successors and Assigns; Assignment	63
8.10	Specific Performance	63

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Plan of Bank Merger
Exhibit C	Form of Consulting and Non-Competition Agreement
Exhibit D	Form of Retention Agreement
Exhibit E	Form of Affiliate Letter

ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 14th day of May, 2007 (“Agreement”), by and between Berkshire Hills Bancorp, Inc., a Delaware corporation (“Berkshire Hills Bancorp”), and Factory Point Bancorp, Inc., a Delaware corporation (“Factory Point Bancorp”).

Introductory Statement

The Board of Directors of each of Berkshire Hills Bancorp and Factory Point Bancorp has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of Berkshire Hills Bancorp or Factory Point Bancorp, as the case may be, and in the best long-term interests of the shareholders of Berkshire Hills Bancorp or Factory Point Bancorp, as the case may be.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes.

Berkshire Hills Bancorp and Factory Point Bancorp each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Berkshire Hills Bancorp’s willingness to enter into this Agreement, certain of the members of the Board of Directors of Factory Point Bancorp have entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she will vote his shares of Factory Point Bancorp Common Stock in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Average Index Price	Section 7.1(h)
Bank Merger	Section 2.13
Berkshire Hills Bancorp	Section 3.3(q)
Berkshire Hills Bancorp Employee Plan	Section 3.3(q)
Berkshire Hills Bancorp Pension Plan	preamble

Berkshire Hills Bancorp Qualified Plan	Section 3.3(q)
Berkshire Hills Bancorp Ratio	Section 7.1(h)
Berkshire Hills Bancorp’s Reports	Section 3.3(g)
Cash Consideration	Section 2.5(a)
Cash Election	Section 2.6(b)
Cash Election Shares	Section 2.6(b)
Certificate(s)	Section 2.6(c)
Change in Recommendation	Section 5.8
Closing	Section 2.2
Closing Date	Section 2.2
Continuing Employee	Section 5.11(a)
Converted Options	Section 2.11
Disclosure Letter	Section 3.1
Dissenters’ Shares	Section 2.12
Effective Time	Section 2.3
Election Deadline	Section 2.6(c)
Election Form	Section 2.6(a)
Exchange Agent	Section 2.6(c)
Exchange Ratio	Section 2.5(a)
Factory Point Bancorp	preamble
Factory Point Bancorp Employee Plans	Section 3.2(r)(i)
Factory Point Bancorp Option	Section 2.11
Factory Point Bancorp Pension Plan	Section 3.2(r)(iii)
Factory Point Bancorp Qualified Plan	Section 3.2(r)(iv)
Factory Point Bancorp’s Reports	Section 3.2(g)
Factory Point National	Section 2.13
Fee	Section 7.2(a)
Indemnified Party	Section 5.12(a)
Index Group	Section 7.1(h)
Index Ratio	Section 7.1(h)
Intellectual Property	Section 3.2(p)
Letter of Transmittal	Section 2.7(a)
Mailing Date	Section 2.6(a)
Maximum Insurance Amount	Section 5.12(c)
Measurement Period	Article I
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Mixed Election	Section 2.6(b)
Non-Election	Section 2.6(b)
Non-Election Shares	Section 2.6(b)
Proxy Statement-Prospectus	Section 5.9(a)
Registration Statement	Section 5.9(a)
Representative	Section 2.6(b)
Shareholder Meeting	Section 5.8
Shortfall Number	Section 2.6(e)(ii)
Starting Index Price	Section 7.1(h)

Stock Consideration	Section 2.5(a)
Stock Conversion Number	Section 2.6(d)
Stock Election	Section 2.6(b)
Stock Election Number	Section 2.6(b)
Stock Election Shares	Section 2.6(b)
Surviving Corporation	Section 2.1

In addition, for purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving Factory Point Bancorp or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of Factory Point Bancorp’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of Factory Point Bancorp’s capital stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

“Berkshire Hills Bancorp Common Stock” means the common stock, par value $0.01 per share, of Berkshire Hills Bancorp.

“Berkshire Hills Bancorp Price” means the average of the closing sales price of Berkshire Hills Bancorp Common Stock, as reported on The Nasdaq Stock Market, for the ten consecutive trading days ending on the date that is ten business days prior to the Closing Date (the “Measurement Period”); provided, however, that any date on which fewer than 100 shares of Berkshire Hills Bancorp Common Stock trades shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales price and number of days on which 100 or more shares of Berkshire Hills Bancorp Common Stock traded during the ten consecutive trading days ending on a date that is ten business days prior to the Closing Date.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“CRA” means the Community Reinvestment Act.

“DGCL” means the Delaware General Corporation Law.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with Factory Point Bancorp under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall consist of (i) Dissenters’ Shares and (ii) shares held directly or indirectly by Berkshire Hills Bancorp (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“Factory Point Bancorp Common Stock” means the common stock, par value $1.00 per share, of Factory Point Bancorp.

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Federal Reserve Board.

“GAAP” means generally accepted accounting principles.

“Government Regulator” means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“IRC” means the Internal Revenue Code of 1986, as amended.

“knowledge” means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than vice president.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect which is material and adverse to the business, financial condition or results of operations of Factory Point Bancorp or Berkshire Hills Bancorp, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both Berkshire Hills Bancorp and Factory Point Bancorp, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Berkshire Hills Bancorp or Factory Point Bancorp taken with the prior written consent of the other or (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, shall not be considered in determining if a Material Adverse Effect has occurred.

“OCC” means the Office of the Comptroller of the Currency.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which Factory Point Bancorp or Berkshire Hills Bancorp, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) Factory Point Bancorp’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of Factory Point Bancorp than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) is not conditioned on obtaining financing (and with respect to which Berkshire Hills Bancorp has received written evidence of such person’s ability to fully finance its Acquisition Proposal), (iii) is for 100% of the outstanding shares of Factory Point Bancorp Common Stock and (iv) is, in the written opinion of Factory Point Bancorp’s financial advisor, more favorable to the shareholders of Factory Point Bancorp from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by Berkshire Hills Bancorp in response to such Acquisition Proposal).

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, Factory Point Bancorp will merge with and into Berkshire Hills Bancorp (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of Factory Point Bancorp shall cease. Berkshire Hills Bancorp shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the DGCL and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place in the offices of Muldoon Murphy & Aguggia LLP, 5101 Wisconsin Avenue, Washington, D.C., or at such other location as is agreed to by the parties hereto, at 10:00 a.m. on the date designated by Berkshire Hills Bancorp within thirty days following satisfaction or waiver of the conditions to

Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, Berkshire Hills Bancorp shall duly execute and deliver articles of merger (the “Articles of Merger”) to the Delaware Secretary of State for filing pursuant to the DGCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Delaware Secretary of State or at such later date or time as Berkshire Hills Bancorp and Factory Point Bancorp agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Berkshire Hills Bancorp shall possess all of the properties, rights, privileges, powers and franchises of Factory Point Bancorp and be subject to all of the debts, liabilities and obligations of Factory Point Bancorp.

2.5 Effect on Outstanding Shares of Factory Point Bancorp Common Stock.

(a) Subject to the provisions of Section 2.6 hereof, by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Factory Point Bancorp Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into, at the election of the holder as provided in and subject to the limitations set forth in this Agreement, either the right to receive (i) $19.50 in cash, without interest (the “Cash Consideration”) or (ii) 0.5844 shares (the “Exchange Ratio”) of Berkshire Hills Bancorp Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of Berkshire Hills Bancorp Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Berkshire Hills Bancorp shall pay to each holder of Factory Point Bancorp Common Stock who would otherwise be entitled to a fraction of a share of Berkshire Hills Bancorp Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Berkshire Hills Bancorp Price.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Berkshire Hills Bancorp Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of Factory Point Bancorp Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Berkshire Hills Bancorp Common Stock that are held by Factory Point Bancorp, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters’ Shares shall be converted into shares of Berkshire Hills Bancorp Common Stock pursuant to this Section 2.5 but instead shall be treated in accordance with the provisions set forth in Section 2.12 of this Agreement.

2.6 Election and Proration Procedures.

(a) An election form in such form as Factory Point Bancorp and Berkshire Hills Bancorp shall mutually agree (an “Election Form”) shall be mailed on the Mailing Date (as defined below) to each holder of record of shares of Factory Point Bancorp Common Stock as of a record date which shall be the same date as the record date for eligibility to vote on the Merger. The “Mailing Date” shall be the date on which proxy materials relating to the Merger are mailed to holders of shares of Factory Point Bancorp Common Stock. Berkshire Hills Bancorp shall make available Election Forms as may be reasonably requested by all persons who become holders of Factory Point Bancorp Common Stock after the record date for eligibility to vote on the Merger and prior to the Election Deadline (as defined herein), and Factory Point Bancorp shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

(b) Each Election Form shall entitle the holder of shares of Factory Point Bancorp Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for all of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all of such holder’s shares (a “Stock Election”), (iii) elect to receive the Cash Consideration with respect to some of such holder’s shares and the Stock Consideration with respect to such holder’s remaining shares (a “Mixed Election”) or (iv) make no election or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). Holders of record of shares of Factory Point Bancorp Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Factory Point Bancorp Common Stock held by that Representative for a particular beneficial owner. Shares of Factory Point Bancorp Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Factory Point Bancorp Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Factory Point Bancorp Common Stock as to which no election has been made are referred to as “Non-Election Shares.” The aggregate number of shares of Factory Point Bancorp Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(c) To be effective, a properly completed Election Form must be received by Registrar and Transfer Company (the “Exchange Agent”) on or before 5:00 p.m., New York City time, on the fifth business day subsequent to Factory Point Bancorp’s Shareholder Meeting (or such other time and date as Factory Point Bancorp and Berkshire Hills Bancorp may mutually agree) (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the

Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates theretofore representing Factory Point Bancorp Common Stock (“Certificate(s)”) (or customary affidavits and, if required by Berkshire Hills Bancorp pursuant to Section 2.7(i), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Factory Point Bancorp Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any Factory Point Bancorp shareholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any Factory Point Bancorp shareholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All elections shall be revoked automatically if the Exchange Agent is notified in writing by Berkshire Hills Bancorp and Factory Point Bancorp that this Agreement has been terminated. If a shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Factory Point Bancorp Common Stock held by such shareholder shall be designated Non-Election Shares. Berkshire Hills Bancorp shall cause the Certificates representing Factory Point Bancorp Common Stock described in clause (ii) to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the person who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d) Notwithstanding any other provision contained in this Agreement, 80% of the total number of shares of Factory Point Bancorp Common Stock outstanding at the Effective Time (the “Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining outstanding shares of Factory Point Bancorp Common Stock (excluding shares of Factory Point Bancorp Common Stock to be canceled as provided in Section 2.5(d) and Dissenters’ Shares) shall be converted into the Cash Consideration; provided, however, that for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the IRC and, notwithstanding anything to the contrary contained herein, in order that the Merger will not fail to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the IRC, Berkshire Hills Bancorp shall increase the number of shares of Factory Point Bancorp Common Stock that will be converted into the Stock Consideration and reduce the number of shares of Factory Point Bancorp Common Stock that will be converted into the right to receive the Cash Consideration to ensure that the Stock Consideration will represent at least 40% of the value of the aggregate Merger Consideration, increased by the value of any Excluded Shares, each as measured as of the Effective Time.

(e) Within five business days after the later to occur of the Election Deadline or the Effective Time, Berkshire Hills Bancorp shall cause the Exchange Agent to effect the allocation among holders of Factory Point Bancorp Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the Stock Consideration in respect of the number of Stock Election Shares held by such holder multiplied by a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such holder’s Stock Election Shares;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the Stock Consideration in respect of the number of Non-Election Shares held by such holder multiplied by a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Non-Election Shares; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive (1) the Stock Consideration in respect of the number of Cash Election Shares held by such holder multiplied by a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Cash Election Shares.

For purposes of the foregoing calculations, Excluded Shares shall be deemed Cash Election Shares. For purposes of this Section 2.6(e), if Berkshire Hills Bancorp is obligated to increase the number of shares of Factory Point Bancorp Common Stock to be converted into shares of Berkshire Hills Bancorp Common Stock as a result of the application of the last clause of Section 2.6(d) above, then the higher number shall be substituted for the Stock Conversion Number in the calculations set forth in this Section 2.6(e).

2.7 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to Berkshire Hills Bancorp and Factory Point Bancorp shall be mailed as soon as practicable after the Effective Time to each holder of record of Factory Point Bancorp Common Stock as of the Effective Time who did not previously submit a completed Election Form. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of Factory Point Bancorp Common Stock to be converted thereby.

(b) At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, Berkshire Hills Bancorp shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of Berkshire Hills Bancorp Common Stock to provide for payment of the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Factory Point Bancorp Common Stock, for exchange in accordance with this Section 2.7, an amount of cash sufficient to pay the aggregate Cash Consideration and cash in lieu of fractional shares pursuant to Section 2.5(b).

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Berkshire Hills Bancorp may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Berkshire Hills Bancorp Common Stock that such holder has the right to receive pursuant to Section 2.5, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5, if any (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 2.5, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Berkshire Hills Bancorp Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Berkshire Hills Bancorp Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of Factory Point Bancorp Common Stock not registered in the transfer records of Factory Point Bancorp, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such Factory Point Bancorp Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Berkshire Hills Bancorp and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to Berkshire Hills Bancorp Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of Berkshire Hills Bancorp Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.7. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of Berkshire Hills Bancorp Common Stock represented by such person’s Certificates.

(f) The stock transfer books of Factory Point Bancorp shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Factory Point Bancorp of any shares of Factory Point Bancorp Common Stock. If, after the Effective Time, Certificates are presented to Berkshire Hills Bancorp, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the shareholders of Factory Point Bancorp for six months after the Effective Time shall be repaid by the Exchange Agent to Berkshire Hills Bancorp upon the written request of Berkshire Hills Bancorp. After such request is made, any shareholders of Factory Point Bancorp who have not theretofore complied with this Section 2.7 shall look only to Berkshire Hills Bancorp for the Merger Consideration deliverable in respect of each share of Factory Point Bancorp Common Stock such shareholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of Berkshire Hills Bancorp (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of Factory Point Bancorp Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) Berkshire Hills Bancorp and the Exchange Agent shall be entitled to rely upon Factory Point Bancorp’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Berkshire Hills Bancorp and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Berkshire Hills Bancorp, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8 Effect on Outstanding Shares of Berkshire Hills Bancorp Common Stock. At the Effective Time, each share of common stock of Berkshire Hills Bancorp issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9 Directors of Surviving Corporation After Effective Time. Subject to Section 5.14, immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Berkshire Hills Bancorp serving immediately prior to the Effective Time.

2.10 Certificate of Incorporation and Bylaws. The certificate of incorporation of Berkshire Hills Bancorp, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of Berkshire Hills Bancorp, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.11 Treatment of Stock Options and Restricted Stock.

(a) Each option to purchase shares of Factory Point Bancorp Common Stock issued by Factory Point Bancorp and outstanding at the Effective Time (a “Factory Point Bancorp Option”) pursuant to the Factory Point Bancorp, Inc. 1999 Stock Option Plan for Non-Employee Directors, the Factory Point Bancorp, Inc. 1999 Stock Incentive Plan and the Factory Point Bancorp, Inc. 2004 Stock Incentive Plan shall be converted into an option to purchase shares of Berkshire Hills Bancorp Common Stock as follows:

(i) The aggregate number of shares of Berkshire Hills Common Stock issuable upon the exercise of the converted Factory Point Bancorp Option after the Effective Time shall be equal to the product of the Exchange Ratio multiplied by the number of shares of Factory Point Bancorp Common Stock issuable upon exercise of the Factory Point Bancorp Option immediately prior to the Effective Time, such product to be rounded to the nearest whole share of Berkshire Hills Common Stock; and

(ii) the exercise price per share of each converted Factory Point Bancorp Option shall be equal to the quotient of the exercise price of such Factory Point Bancorp Option immediately prior to the Effective Time divided by the Exchange Ratio, such quotient to be rounded to the nearest whole cent; provided, however, that, in the case of any Factory Point Bancorp Option that is intended to qualify as an incentive stock option under Section 422 of the IRC, the number of shares of Berkshire Hills Bancorp Common Stock issuable upon exercise of and the exercise price per share for such converted Factory Point Bancorp Option determined in the manner provided above shall be further adjusted in such manner as may be necessary to conform to the requirements of Section 424(b) of the IRC.

Options to purchase shares of Berkshire Hills Common Stock that arise from the operation of this Section 2.11 shall be referred to as “Converted Options.” All Converted Options shall be exercisable for the same period and shall otherwise have the same terms and conditions applicable to the Factory Point Bancorp Options that they replace.

(b) Before the Effective Time, Berkshire Hills Bancorp will take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of Berkshire Hills Bancorp Common Stock to provide for the satisfaction of its obligations with respect to the Converted Options. Berkshire Hills Bancorp agrees to file, as soon as practicable after the Effective Time, a registration statement on Form S-8 (or any successor or other appropriate form) and make any state filings or obtain state exemptions with respect to the Berkshire Hills Bancorp Common Stock issuable upon exercise of the Converted Options.

(c) At the Effective Time, each share of restricted stock outstanding as of the Effective Time, to the extent not already vested, shall vest and shall represent a right to receive the same rights provided to other holders of Factory Point Bancorp Common Stock pursuant to Section 2.5 above.

2.12 Dissenters’ Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of Factory Point Bancorp Common Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the DGCL (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the DGCL, except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.7 of the Certificate(s) that, immediately prior to the Effective Time, evidenced such shares. Factory Point Bancorp shall give Berkshire Hills Bancorp (i) prompt notice of any written demands for payment of fair value of any shares of Factory Point Bancorp Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by Factory Point Bancorp relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the DGCL consistent with the obligations of Factory Point Bancorp thereunder. Factory Point Bancorp shall not, except with the prior written consent of Berkshire Hills Bancorp, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the DGCL.

2.13 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Berkshire Bank, a wholly owned subsidiary of Berkshire Hills Bancorp, and The Factory Point National Bank of Manchester Center (“Factory Point National”), a wholly owned subsidiary of Factory Point Bancorp, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which Factory Point National will merge with and into Berkshire Bank (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.14 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Berkshire Hills Bancorp may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Berkshire Hills Bancorp may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration or (ii) materially impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement. In the event that Berkshire Hills Bancorp elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.15 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that Berkshire Hills Bancorp by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, Factory Point Bancorp or to exercise, directly or indirectly, a controlling influence over the management or policies of Factory Point Bancorp.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters. Prior to the execution and delivery of this Agreement, Berkshire Hills Bancorp and Factory Point Bancorp have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate).

3.2 Representations and Warranties of Factory Point Bancorp. Factory Point Bancorp represents and warrants to Berkshire Hills Bancorp that, except as disclosed in Factory Point Bancorp’s Disclosure Letter:

(a) Organization and Qualification. Factory Point Bancorp is a corporation duly organized and validly existing under the laws of the State of Delaware and is registered with the FRB as a bank holding company. Factory Point Bancorp has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Factory Point Bancorp is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Factory Point Bancorp. Factory Point Bancorp engages only in activities (and holds properties only of the types) permitted to bank holding companies by the BHCA and the rules and regulations of the FRB promulgated thereunder.

(b) Subsidiaries.

(i) Factory Point Bancorp’s Disclosure Letter sets forth with respect to each of Factory Point Bancorp’s Subsidiaries its name, its jurisdiction of incorporation, Factory Point Bancorp’s percentage ownership, the number of shares of stock owned or controlled by Factory Point Bancorp and the name and number of shares held by any other person who owns any stock of the Subsidiary. Factory Point Bancorp owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Factory Point Bancorp’s right to vote or dispose of any equity securities of its Subsidiaries. Factory Point Bancorp’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies or national banking associations.

(ii) Each of Factory Point Bancorp’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on such Subsidiary.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of Factory Point Bancorp are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of Factory Point Bancorp other than Factory Point National is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Factory Point National’s deposits are insured by the FDIC to the fullest extent permitted by law. Factory Point National is a member in good standing of the Federal Home Loan Bank of Boston. Factory Point National engages only in activities (and holds properties only of the types) permitted by the National Bank Act and the rules and regulations of the OCC promulgated thereunder.

(c) Capital Structure.

(i) The authorized capital stock of Factory Point Bancorp consists of 6,000,000 shares of Factory Point Bancorp Common Stock.

(ii) As of April 30, 2007: (A) 4,096,273 shares of Factory Point Bancorp Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws, and no shares of preferred stock are outstanding; and (B) 318,909 shares of Factory Point Bancorp Common Stock are reserved for issuance pursuant to outstanding Factory Point Bancorp Options.

(iii) Set forth in Factory Point Bancorp’s Disclosure Letter is a complete and accurate list of all outstanding Factory Point Bancorp Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Factory Point Bancorp may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of Factory Point Bancorp are issued, reserved for issuance or outstanding and (B) neither Factory Point Bancorp nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Factory Point Bancorp or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Factory Point Bancorp or obligating Factory Point Bancorp or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of Factory Point Bancorp or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Factory Point Bancorp or any of its Subsidiaries.

(d) Authority. Factory Point Bancorp has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Factory Point Bancorp’s Board of Directors, and no other corporate proceedings on the part of Factory Point Bancorp are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Factory Point Bancorp Common Stock. This Agreement has been duly and validly executed and delivered by Factory Point Bancorp and constitutes a valid and binding obligation of Factory Point Bancorp, enforceable against Factory Point

Bancorp in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by Factory Point Bancorp do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Factory Point Bancorp or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the certificate of incorporation or bylaws of Factory Point Bancorp or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Factory Point Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Factory Point Bancorp or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Factory Point Bancorp.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Factory Point Bancorp of this Agreement or the consummation by Factory Point Bancorp of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities. As of the date hereof, Factory Point Bancorp has no knowledge of any reason pertaining to Factory Point Bancorp why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Governmental Filings. Factory Point Bancorp and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since December 31, 2003 with the OCC, the FRB, the FDIC or any other Governmental Regulator (collectively, “Factory Point Bancorp’s Reports”). No administrative actions have been taken or threatened or orders issued in connection with any of Factory Point Bancorp’s Reports. As of their respective dates, each of Factory Point Bancorp’s Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance). Any financial statement contained in any of Factory Point Bancorp’s Reports fairly presented in all material respects the financial position of Factory Point Bancorp on a consolidated basis, Factory Point Bancorp alone or each of Factory Point Bancorp’s Subsidiaries alone, as the case may be, and was prepared in accordance with GAAP or applicable regulations.

(h) Financial Statements. Factory Point Bancorp’s Disclosure Letter contains copies of (i) the consolidated balance sheets of Factory Point Bancorp and its Subsidiaries as of December 31, 2006 and 2005 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the two-year period ended December 31, 2006, together with the notes thereto, accompanied by the audit report of Factory Point Bancorp’s independent public auditors and (ii) the unaudited consolidated balance sheet of Factory Point Bancorp and its Subsidiaries as of March 31, 2007 and the related consolidated statements of income and changes in stockholders’ equity for the three months ended March 31, 2007. Such financial statements were prepared from the books and records of Factory Point Bancorp and its Subsidiaries, fairly present the consolidated financial position of Factory Point Bancorp and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of Factory Point Bancorp and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash-flows and footnotes. The books and records of Factory Point Bancorp and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither Factory Point Bancorp nor any of its Subsidiaries has incurred any material debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Factory Point Bancorp as of December 31, 2006, except for (i) liabilities incurred since December 31, 2006 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Factory Point Bancorp and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since December 31, 2006:

(i) Factory Point Bancorp and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices;

(ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Factory Point Bancorp;

(iii) Factory Point Bancorp has not declared, paid or set aside any dividends or distributions with respect to the Factory Point Bancorp Common Stock;

(iv) except for supplies or equipment purchased in the ordinary course of business, neither Factory Point Bancorp nor any of its Subsidiaries have made any capital expenditures exceeding individually or in the aggregate $20,000;

(v) there has not been any write-down by Factory Point National in excess of $25,000 with respect to any of its Loans or other real estate owned;

(vi) there has not been any sale, assignment or transfer of any assets by Factory Point Bancorp or any of its Subsidiaries in excess of $20,000 other than in the ordinary course of business or pursuant to a contract or agreement disclosed in Factory Point Bancorp’s Disclosure Letter;

(vii) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by Factory Point Bancorp or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business;

(viii) neither Factory Point Bancorp nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees; and

(ix) there has been no change in any accounting principles, practices or methods of Factory Point Bancorp or any of its Subsidiaries other than as required by GAAP.

(k) Litigation. Other than for matters incidental to the business of Factory Point Bancorp, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Factory Point Bancorp, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of Factory Point Bancorp, threatened against or affecting Factory Point Bancorp or any of its Subsidiaries or any property or asset of Factory Point Bancorp or any of its Subsidiaries. To the knowledge of Factory Point Bancorp, there are no investigations, reviews or inquiries by any court or Governmental Entity pending or threatened against Factory Point Bancorp or any of its Subsidiaries. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Factory Point Bancorp or any of its Subsidiaries that have not been satisfied or that enjoin Factory Point Bancorp or any of its Subsidiaries from taking any action.

(l) Absence of Regulatory Actions. Since December 31, 2003, neither Factory Point Bancorp nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of Factory Point Bancorp or its Subsidiaries.

(m) Compliance with Laws. Factory Point Bancorp and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. Factory Point Bancorp and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither Factory Point Bancorp nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Factory Point Bancorp.

(n) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of Factory Point Bancorp or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by Factory Point Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Factory Point Bancorp’s balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Factory Point Bancorp or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Factory Point Bancorp or any of its Subsidiaries do not file Tax returns that Factory Point Bancorp or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Factory Point Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Factory Point Bancorp’s balance sheet (in accordance with GAAP). Factory Point Bancorp and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. Factory Point Bancorp and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Factory Point Bancorp and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither Factory Point Bancorp nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC.

(o) Agreements.

(i) Factory Point Bancorp’s Disclosure Letter lists, and Factory Point Bancorp has previously delivered or made available to Berkshire Hills Bancorp a complete and correct copy of, any contract, arrangement, commitment or understanding (whether written or oral) to which Factory Point Bancorp or any of its Subsidiaries is a party or is bound:

(A) with any executive officer or other key employee of Factory Point Bancorp or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Factory Point Bancorp or any of its Subsidiaries of the nature contemplated by this Agreement;

(B) with respect to the employment of any directors, officers, employees or consultants;

(C) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D) containing covenants that limit the ability of Factory Point Bancorp or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, Factory Point Bancorp (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(E) pursuant to which Factory Point Bancorp or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(F) that relates to borrowings of money (or guarantees thereof) by Factory Point Bancorp or any of its Subsidiaries in excess of $50,000, other than advances from the Federal Home Loan Bank of Boston or securities sold under agreements to repurchase with a maturity of thirty-one days or less and entered into in the ordinary course of business; or

(G) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis.

(ii) Neither Factory Point Bancorp nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of Factory Point Bancorp, no other party to any such agreement (excluding any loan or extension of credit made by Factory Point Bancorp or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Factory Point Bancorp.

(p) Intellectual Property. Factory Point Bancorp and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. Factory Point Bancorp’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to Factory Point Bancorp or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that Factory Point Bancorp or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by Factory Point Bancorp or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that Factory Point Bancorp or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. Neither Factory Point Bancorp nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that Factory Point Bancorp or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of Factory Point Bancorp, neither Factory Point Bancorp nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of Factory Point Bancorp or any of its Subsidiaries.

(q) Labor Matters. Factory Point Bancorp and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Factory Point Bancorp nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Factory Point Bancorp or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving Factory Point Bancorp or any of its Subsidiaries pending or, to the knowledge of Factory Point Bancorp, threatened.

(r) Employee Benefit Plans.

(i) Factory Point Bancorp’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of Factory Point Bancorp or any of its Subsidiaries (hereinafter referred to collectively as the “Factory Point Bancorp Employee Plans”). Factory Point Bancorp has previously delivered or made available to Berkshire Hills Bancorp true and complete copies of each agreement, plan and other documents referenced in Factory Point Bancorp’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year. There has been no announcement or commitment by Factory Point Bancorp or any of its Subsidiaries to create an additional Factory Point Bancorp Employee Plan, or to amend any Factory Point Bancorp Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such Factory Point Bancorp Employee Plan.

(ii) There is no pending or threatened litigation, administrative action or proceeding relating to any Factory Point Bancorp Employee Plan. All of the Factory Point Bancorp Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the Factory Point Bancorp Employee Plans which is likely to result in the imposition of any penalties or taxes upon Factory Point Bancorp or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by Factory Point Bancorp or any of its Subsidiaries to be incurred with respect to any Factory Point Bancorp Employee Plan which is subject to Title IV of ERISA (“Factory Point Bancorp Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Factory Point Bancorp or any ERISA Affiliate. No Factory Point Bancorp Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Factory Point Bancorp Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Factory Point Bancorp Pension Plan as of the end of the most recent plan year with respect to the respective Factory Point Bancorp Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Factory Point Bancorp Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Factory Point Bancorp Pension Plan within the 12-month period ending on the date hereof. Neither Factory Point Bancorp nor any of its Subsidiaries has provided, or is required to provide, security to any Factory Point Bancorp Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither Factory Point Bancorp, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) Each Factory Point Bancorp Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Factory Point Bancorp Qualified Plan”) has received a favorable determination letter from the IRS, and Factory Point Bancorp and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each Factory Point Bancorp Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such Factory Point Bancorp Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) With respect to each Factory Point Bancorp Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) none of Factory Point Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual knowledge, that if Factory Point Bancorp or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on Factory Point Bancorp; and (B) none of Factory Point Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any Factory Point Bancorp Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi) Neither Factory Point Bancorp nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any Factory Point Bancorp Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii) All contributions required to be made with respect to any Factory Point Bancorp Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Factory Point Bancorp Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of Factory Point Bancorp. Each Factory Point Bancorp Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(s) Properties.

(i) A list and description of all real property owned or leased by Factory Point Bancorp or a Subsidiary of Factory Point Bancorp is set forth in Factory Point Bancorp’s Disclosure Letter. Factory Point Bancorp and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which Factory Point Bancorp or any of its Subsidiaries is lessee, leases real or personal property is valid and in full force and effect and neither Factory Point Bancorp nor any of its Subsidiaries, nor, to Factory Point Bancorp’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. A complete and correct copy of each such lease has been provided or made available to Berkshire Hills Bancorp. All real property owned or leased by Factory Point Bancorp or any of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by Factory Point Bancorp to be adequate for the current business of Factory Point Bancorp and its Subsidiaries. To the knowledge of Factory Point Bancorp, none of the buildings, structures or other improvements located on any real property owned or leased by Factory Point Bancorp or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) Factory Point Bancorp and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of Factory Point Bancorp and its Subsidiaries that is leased rather than owned, neither Factory Point Bancorp nor any of its Subsidiaries is in default under the terms of any such lease.

(t) Fairness Opinion. Factory Point Bancorp has received the opinion of McConnell, Budd & Romano, Inc. to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Factory Point Bancorp’s shareholders.

(u) Fees. Other than for financial advisory services performed for Factory Point Bancorp by McConnell, Budd & Romano, Inc. pursuant to an agreement dated April 11, 2007, a true and complete copy of which has been previously delivered or made available to Berkshire Hills Bancorp, neither Factory Point Bancorp nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for Factory Point Bancorp or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v) Environmental Matters.

(i) Each of Factory Point Bancorp and its Subsidiaries, the Participation Facilities, and, to the knowledge of Factory Point Bancorp, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of Factory Point Bancorp, threatened, before any court, governmental agency or board or other forum against Factory Point Bancorp or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Factory Point Bancorp or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of Factory Point Bancorp, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or Factory Point Bancorp or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither Factory Point Bancorp nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) There are no underground storage tanks at any properties owned or operated by Factory Point Bancorp or any of its Subsidiaries or any Participation Facility. Neither Factory Point Bancorp nor any of its Subsidiaries nor, to the knowledge of Factory Point Bancorp, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by Factory Point Bancorp or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) Factory Point Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Factory Point Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the knowledge of Factory Point Bancorp, prior to the period of (A) Factory Point Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Factory Point Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w) Loan Portfolio; Allowance for Loan Losses.

(i) With respect to each Loan owned by Factory Point Bancorp or its Subsidiaries in whole or in part:

(A) The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

(B) neither Factory Point Bancorp nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C) Factory Point Bancorp or a Subsidiary of Factory Point Bancorp is the sole holder of legal and beneficial title to each Loan (or Factory Point Bancorp’s or its Subsidiary’s applicable participation interest, as applicable), except as otherwise referenced on the books and records of Factory Point Bancorp or a Subsidiary of Factory Point Bancorp;

(D) the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor Factory Point Bancorp’s practices of approving or rejecting Loan applications, violate any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in Factory Point Bancorp’s audited balance sheet at December 31, 2006 was, and the allowance for loan losses shown on the balance sheets in Factory Point Bancorp’s Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

(x) Anti-takeover Provisions Inapplicable. Factory Point Bancorp and its Subsidiaries have taken all actions required to exempt Berkshire Hills Bancorp, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an anti-

takeover nature contained in Factory Point Bancorp and its Subsidiaries organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations applicable to Factory Point Bancorp and its Subsidiaries.

(y) Material Interests of Certain Persons. No current or former officer or director of Factory Point Bancorp, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Factory Point Bancorp or any of its Subsidiaries.

(z) Insurance. In the opinion of management, Factory Point Bancorp and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Factory Point Bancorp’s Disclosure Letter contains a list of all policies of insurance carried and owned by Factory Point Bancorp or any of Factory Point Bancorp’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by Factory Point Bancorp and its Subsidiaries are in full force and effect, Factory Point Bancorp and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(aa) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by Factory Point Bancorp or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither Factory Point Bancorp nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Indemnification. Except as provided in the certificate of incorporation or bylaws of Factory Point Bancorp and the similar organizational documents of its Subsidiaries, neither Factory Point Bancorp nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of Factory Point Bancorp and, to the knowledge of Factory Point Bancorp, there are no claims for which any such person would be entitled to indemnification under the certificate of incorporation or bylaws of Factory Point Bancorp or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(cc) Corporate Documents and Records. Factory Point Bancorp has previously delivered or made available to Berkshire Hills Bancorp a complete and correct copy of the certificate of incorporation, bylaws and similar organizational documents of Factory Point Bancorp and each of Factory Point Bancorp’s Subsidiaries, as in effect as of the date of this Agreement. Neither Factory Point Bancorp nor any of Factory Point Bancorp’s Subsidiaries is in violation of its certificate of incorporation, bylaws or similar organizational documents. The minute books of Factory Point Bancorp and each of Factory Point Bancorp’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders. Factory Point Bancorp and each of its Subsidiaries maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(dd) Factory Point Bancorp Information. The information regarding Factory Point Bancorp and its Subsidiaries to be supplied by Factory Point Bancorp for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ee) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Factory Point National has received a rating of “Outstanding” in its most recent examination or interim review with respect to the CRA. Factory Point Bancorp is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause Factory Point National or any other Subsidiary of Factory Point Bancorp: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Factory Point National. Factory Point Bancorp is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Factory Point Bancorp or of its Subsidiaries to undertake any remedial action. The board of directors of Factory Point National (or where appropriate of any other Subsidiary of Factory Point Bancorp) has adopted, and Factory Point National (or such other Subsidiary of Factory Point Bancorp) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and Factory Point National (or such other Subsidiary of Factory Point Bancorp) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ff) Tax Treatment of the Merger. Factory Point Bancorp has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

3.3 Representations and Warranties of Berkshire Hills Bancorp. Berkshire Hills Bancorp represents and warrants to Factory Point Bancorp that, except as set forth in Berkshire Hills Bancorp’s Disclosure Letter:

(a) Organization and Qualification. Berkshire Hills Bancorp is a corporation duly organized and validly existing under the laws of the State of Delaware and is registered with the OTS as a savings and loan holding company. Berkshire Hills Bancorp has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Berkshire Hills Bancorp is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Berkshire Hills Bancorp.

(b) Subsidiaries.

(i) Berkshire Hills Bancorp owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Berkshire Hills Bancorp’s right to vote or dispose of any equity securities of its Subsidiaries. Berkshire Hills Bancorp’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies or national banking associations.

(ii) Each of Berkshire Hills Bancorp’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on such Subsidiary.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of Berkshire Hills Bancorp are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of Berkshire Hills Bancorp other than Berkshire Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Berkshire Bank’s deposits are insured by the FDIC to the fullest extent permitted by law. Berkshire Bank is a member in good standing of the Federal Home Loan Bank of Boston. Berkshire Bank engages only in activities (and holds properties only of the types) permitted by the General Laws of Massachusetts and the rules and regulations of the Massachusetts Division of Banks promulgated thereunder.

(c) Capital Structure.

(i) The authorized capital stock of Berkshire Hills Bancorp consists of: (A) 26,000,000 shares of Berkshire Hills Bancorp Common Stock; and (B) 1,000,000 shares of preferred stock, par value $.01 per share.

(ii) As of April 30, 2007, (A) 8,828,406 shares of Berkshire Hills Bancorp Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws; (B) no shares of Berkshire Hills Bancorp preferred stock are issued and outstanding; and (C) 208,731 shares of Berkshire Hills Bancorp Common Stock were reserved for issuance pursuant to outstanding grants or awards under Berkshire Hills Bancorp’s stock-based benefit plans.

(iii) The shares of Berkshire Hills Bancorp Common Stock to be issued in exchange for shares of Factory Point Bancorp Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(d) Authority. Berkshire Hills Bancorp has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Board of Directors of Berkshire Hills Bancorp, and no other corporate proceedings on the part of Berkshire Hills Bancorp are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Berkshire Hills Bancorp Common Stock. This Agreement has been duly and validly executed and delivered by Berkshire Hills Bancorp and constitutes a valid and binding obligation of Berkshire Hills Bancorp, enforceable against Berkshire Hills Bancorp in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by Berkshire Hills Bancorp do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Berkshire Hills Bancorp or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the certificate of incorporation or bylaws of Berkshire Hills Bancorp or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Berkshire Hills Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Berkshire Hills Bancorp or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Berkshire Hills Bancorp.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Berkshire Hills Bancorp of this Agreement or the consummation by Berkshire Hills Bancorp of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for (i) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities, (ii) filing of the Registration Statement with the SEC and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (iii) the registration or qualification of the shares of Berkshire Hills Bancorp Common Stock to be issued in exchange for shares of Factory Point Bancorp Common Stock under state securities or “blue sky” laws and (iv) the listing of the shares of Berkshire Hills Bancorp Common Stock to be issued in exchange for shares of Factory Point Bancorp Common Stock on the Nasdaq Stock Market. As of the date hereof, Berkshire Hills Bancorp knows of no reason pertaining to Berkshire Hills Bancorp why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Securities Filings. Berkshire Hills Bancorp has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since December 31, 2003 (collectively, “Berkshire Hills Bancorp’s Reports”). None of Berkshire Hills Bancorp’s Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of Berkshire Hills Bancorp’s Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Berkshire Hills Bancorp included in Berkshire Hills Bancorp’s Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(h) Financial Statements. Berkshire Hills Bancorp has previously made available to Factory Point Bancorp copies of (i) the consolidated balance sheets of Berkshire Hills Bancorp and its Subsidiaries as of December 31, 2006 and 2005 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2006, together with the notes thereto, accompanied by the audit report of Berkshire Hills Bancorp’s independent public auditors, as reported in Berkshire Hills Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC and (ii) the unaudited consolidated balance sheet of Berkshire Hills Bancorp and its Subsidiaries as of March 31, 2007 and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the three months ended March 31, 2007. Such financial statements were prepared from the books and records of Berkshire Hills Bancorp and its Subsidiaries, fairly present the consolidated financial position of Berkshire Hills Bancorp and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of Berkshire Hills Bancorp and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes to the extent permitted under applicable regulations. The books and records of Berkshire Hills Bancorp and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither Berkshire Hills Bancorp nor any of its Subsidiaries has incurred any material debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Berkshire Hills Bancorp as of December 31, 2006 as included in Berkshire Hills Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006, except for (i) liabilities incurred since December 31, 2006 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Berkshire Hills Bancorp and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Except as disclosed in Berkshire Hills Bancorp’s Reports filed with the SEC prior to the date of this Agreement, since December

31, 2006, (i) Berkshire Hills Bancorp and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Berkshire Hills Bancorp.

(k) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of Berkshire Hills Bancorp, threatened against or affecting Berkshire Hills Bancorp or any of its Subsidiaries or any property or asset of Berkshire Hills Bancorp or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Berkshire Hills Bancorp or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Berkshire Hills Bancorp or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Berkshire Hills Bancorp.

(l) Absence of Regulatory Actions. Since December 31, 2003, neither Berkshire Hills Bancorp nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of Berkshire Hills Bancorp or its Subsidiaries.

(m) Compliance with Laws. Berkshire Hills Bancorp and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. Berkshire Hills Bancorp and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither Berkshire Hills Bancorp nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Berkshire Hills Bancorp.

(n) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of Berkshire Hills Bancorp or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by Berkshire Hills Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Berkshire Hills Bancorp’s balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Berkshire Hills Bancorp or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Berkshire Hills Bancorp or any of its Subsidiaries do not file Tax returns that Berkshire Hills Bancorp or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Berkshire Hills Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Berkshire Hills Bancorp’s balance sheet (in accordance with GAAP). Berkshire Hills Bancorp and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. Berkshire Hills Bancorp and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Berkshire Hills Bancorp and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(o) Intellectual Property. Berkshire Hills Bancorp and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. With respect to each item of Intellectual Property owned by Berkshire Hills Bancorp or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that Berkshire Hills Bancorp or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. Neither Berkshire Hills Bancorp nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that Berkshire Hills Bancorp or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of Berkshire Hills Bancorp, neither Berkshire Hills Bancorp nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of Berkshire Hills Bancorp or any of its Subsidiaries.

(p) Labor Matters. Berkshire Hills Bancorp and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Berkshire Hills Bancorp nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Berkshire Hills Bancorp or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving Berkshire Hills Bancorp or any of its Subsidiaries pending or, to the knowledge of Berkshire Hills Bancorp, threatened.

(q) Employee Benefit Plans.

(i) For purposes of this Section 3.3(q), “Berkshire Hills Bancorp Employee Plans” shall mean all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of Berkshire Hills Bancorp or any of its Subsidiaries. There has been no announcement or commitment by Berkshire Hills Bancorp or any of its Subsidiaries to create an additional Berkshire Hills Bancorp Employee Plan, or to amend any Berkshire Hills Bancorp Employee Plan, except for amendments required by applicable law.

(ii) There is no pending or threatened litigation, administrative action or proceeding relating to any Berkshire Hills Bancorp Employee Plan. All of the Berkshire Hills Bancorp Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the Berkshire Hills Bancorp Employee Plans which is likely to result in the imposition of any penalties or taxes upon Berkshire Hills Bancorp or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by Berkshire Hills Bancorp or any of its Subsidiaries to be incurred with respect to any Berkshire Hills Bancorp Employee Plan which is subject to Title IV of ERISA (“Berkshire Hills Bancorp Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Berkshire Hills Bancorp or any ERISA Affiliate. No Berkshire Hills Bancorp Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Berkshire Hills Bancorp Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Berkshire Hills Bancorp Pension Plan as of the end of the most recent plan year with respect to the respective Berkshire Hills Bancorp Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Berkshire Hills Bancorp Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Berkshire Hills Bancorp Pension Plan within the 12-month period ending on the date hereof. Neither Berkshire Hills Bancorp nor any of its Subsidiaries has

provided, or is required to provide, security to any Berkshire Hills Bancorp Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither Berkshire Hills Bancorp, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) Each Berkshire Hills Bancorp Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Berkshire Hills Bancorp Qualified Plan”) has received a favorable determination letter from the IRS, and Berkshire Hills Bancorp and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each Berkshire Hills Bancorp Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such Berkshire Hills Bancorp Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) With respect to each Berkshire Hills Bancorp Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) none of Berkshire Hills Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual knowledge, that if Berkshire Hills Bancorp or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on Berkshire Hills Bancorp; and (B) none of Berkshire Hills Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any Berkshire Hills Bancorp Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi) All contributions required to be made with respect to any Berkshire Hills Bancorp Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Berkshire Hills Bancorp Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of Berkshire Hills Bancorp. Each Berkshire Hills Bancorp Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(r) Properties.

(i) Berkshire Hills Bancorp and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which Berkshire Hills Bancorp or any of its Subsidiaries is lessee, leases real or personal property is valid and in full force and effect and neither Berkshire Hills Bancorp nor any of its Subsidiaries, nor, to Berkshire Hills Bancorp’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. All real property owned or leased by Berkshire Hills Bancorp or any of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by Berkshire Hills Bancorp to be adequate for the current business of Berkshire Hills Bancorp and its Subsidiaries. To the knowledge of Berkshire Hills Bancorp, none of the buildings, structures or other improvements located on any real property owned or leased by Berkshire Hills Bancorp or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) Berkshire Hills Bancorp and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of Berkshire Hills Bancorp and its Subsidiaries that is leased rather than owned, neither Berkshire Hills Bancorp nor any of its Subsidiaries is in default under the terms of any such lease.

(s) Fairness Opinion. Berkshire Hills Bancorp has received the opinion of Sandler O’Neill & Partners, L.P. to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Berkshire Hills Bancorp’s shareholders.

(t) Environmental Matters.

(i) Each of Berkshire Hills Bancorp and its Subsidiaries, the Participation Facilities, and, to the knowledge of Berkshire Hills Bancorp, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of Berkshire Hills Bancorp, threatened, before any court, governmental agency or board or other forum against Berkshire Hills Bancorp or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Berkshire Hills Bancorp or any of its Subsidiaries or any Participation Facility.

(iii) Neither Berkshire Hills Bancorp nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(iv) During the period of (A) Berkshire Hills Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Berkshire Hills Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the knowledge of Berkshire Hills Bancorp, prior to the period of (A) Berkshire Hills Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Berkshire Hills Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(u) Material Interests of Certain Persons. No current or former officer or director of Berkshire Hills Bancorp, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Berkshire Hills Bancorp or any of its Subsidiaries.

(v) Insurance. In the opinion of management, Berkshire Hills Bancorp and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Berkshire Hills Bancorp’s Disclosure Letter contains a list of all policies of insurance carried and owned by Berkshire Hills Bancorp or any of Berkshire Hills Bancorp’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by Berkshire Hills Bancorp and its Subsidiaries are in full force and effect, Berkshire Hills Bancorp and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(w) Indemnification. Except as provided in the certificate of incorporation or bylaws of Berkshire Hills Bancorp and the similar organizational documents of its Subsidiaries, neither Berkshire Hills Bancorp nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of Berkshire Hills Bancorp and, to the knowledge of Berkshire Hills Bancorp, there are no claims for which any such person would be entitled to indemnification under the certificate of incorporation or bylaws of Berkshire Hills Bancorp or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(x) Corporate Documents and Records. Berkshire Hills Bancorp has previously delivered or made available to Factory Point Bancorp a complete and correct copy of the certificate of incorporation, bylaws and similar organizational documents of Berkshire Hills Bancorp and each of Berkshire Hills Bancorp’s Subsidiaries, as in effect as of the date of this Agreement. Neither Berkshire Hills Bancorp nor any of Berkshire Hills Bancorp’s Subsidiaries is in violation of its certificate of incorporation, bylaws or similar organizational documents. The minute books of Berkshire Hills Bancorp and each of Berkshire Hills Bancorp’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders. Berkshire Hills Bancorp and each of its Subsidiaries maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(y) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Berkshire Hills National has received a rating of “Outstanding” in its most recent examination or interim review with respect to the CRA. Berkshire Hills Bancorp is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause Berkshire Hills National or any other Subsidiary of Berkshire Hills Bancorp: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Berkshire Hills National. Berkshire Hills Bancorp is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Berkshire Hills Bancorp or of its Subsidiaries to undertake any remedial action. The board of directors of Berkshire Hills National (or where appropriate of any other Subsidiary of Berkshire Hills Bancorp) has adopted, and Berkshire Hills National (or such other Subsidiary of Berkshire Hills Bancorp) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and Berkshire Hills National (or such other Subsidiary of Factory Point Bancorp) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(z) Berkshire Hills Bancorp Information. The information regarding Berkshire Hills Bancorp and its Subsidiaries to be supplied by Berkshire Hills Bancorp for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof that relate only to Factory Point Bancorp or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

(aa) Tax Treatment of the Merger. Berkshire Hills Bancorp has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(bb) Availability of Funds. Berkshire Hills Bancorp has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

(cc) Allowance for Loan Losses. The allowance for loan losses reflected in Berkshire Hills Bancorp’s audited balance sheet at December 31, 2006 was, and the allowance for loan losses shown on the balance sheets in Berkshire Hills Bancorp’s Reports for periods after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by Factory Point Bancorp. Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, Factory Point Bancorp shall not, nor shall Factory Point Bancorp permit any of its Subsidiaries to, without the prior written consent of Berkshire Hills Bancorp, which consent shall not be unreasonably withheld:

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Boston with a maturity of not more than one year;

(ii) prepay any indebtedness or other similar arrangements so as to cause Factory Point Bancorp to incur any prepayment penalty thereunder;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend or any other distribution on its capital stock, except for regular quarterly cash dividends at a rate not in excess of $0.17 per share of Factory Point Bancorp Common Stock and dividends paid by any of Factory Point Bancorp’s Subsidiaries for the purpose of enabling Factory Point Bancorp to pay such dividends;

(iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock except pursuant to the exercise of stock options outstanding as of the date hereof; or

(v) except in connection with the exercise of outstanding stock options or withholdings for taxes related thereto under any of the Factory Point Bancorp stock-based incentive plans, directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f) enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $10,000 per annum and other than contracts or agreements covered by Section 4.1(g);

(g) make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $500,000 with respect to any individual borrower, or (ii) loans or advances as to which Factory Point Bancorp has a binding obligation to make such loans or advances as of the date hereof;

(h) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of Factory Point Bancorp or Factory Point National, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(i) (i) increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors; provided, however, that Factory Point Bancorp may make payouts to employees under its incentive compensation plan and discretionary bonus fund before the Effective time consistent with its 2007 budget in an amount not to exceed $284,000;

(ii) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director;

(iii) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv) elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $30,000;

(j) settle any claim, action or proceeding involving payment by it of money damages in excess of $20,000 or impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k) amend its certificate of incorporation or bylaws, or similar governing documents;

(l) restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(m) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

(n) other than for capital expenditures described in Section 3.2(j) of the Factory Point Bancorp Disclosure Letter, make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(o) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(q) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(r) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by Factory Point Bancorp or response thereto by Berkshire Hills Bancorp shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by Berkshire Hills Bancorp. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Berkshire Hills Bancorp shall not, nor shall Berkshire Hills Bancorp permit any of its Subsidiaries to, without the prior written consent of Factory Point Bancorp, which shall not unreasonably be withheld (except as specified in Sections 4.2(e) and (f) below):

(a) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(d) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2;

(e) enter into any definitive merger agreement, purchase and assumption agreement or similar document involving Berkshire Hills Bancorp or any of its Subsidiaries without the prior notification by written, oral or electronic means to the Board of Directors or Chief Executive Officer of Factory Point Bancorp; or

(f) issue or agree to issue any additional shares of Berkshire Hills Bancorp Common Stock or any securities convertible into Berkshire Hills Bancorp common stock, except for existing and future grants under Berkshire Hills Bancorp’s stock-based benefit plans, without the prior notification by written, oral or electronic means to the Board of Directors or Chief Executive Officer of Factory Point Bancorp.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) Except as permitted by this Agreement, Factory Point Bancorp shall not, and shall cause its Subsidiaries and any of its Subsidiaries’ officers, directors or employees and any investment banker, financial advisor, attorney, accountant or other representative retained by Factory Point Bancorp or any of its Subsidiaries not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than Berkshire Hills Bancorp), regarding an Acquisition Proposal, (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby, (iv) make any public statement critical of Berkshire Hills Bancorp or any of its Subsidiaries, its board of directors, its management or the Merger or (v) join with or assist any person or entity, directly or indirectly, in opposing or making any statement in opposition to, the Merger. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of Factory Point Bancorp or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by Factory Point Bancorp or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by Factory Point Bancorp. Notwithstanding the foregoing, Factory Point Bancorp may, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Section 5.1, (x) furnish non-public information with respect to Factory Point Bancorp to the person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between Factory Point Bancorp and Berkshire Hills Bancorp dated February 17, 2007 and (y) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as Factory Point Bancorp’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b) Factory Point Bancorp will notify Berkshire Hills Bancorp immediately orally (within one day) and in writing (within three days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to Berkshire Hills Bancorp any written materials received by Factory Point Bancorp or any of its Subsidiaries in connection therewith. Factory Point Bancorp will keep Berkshire Hills Bancorp informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof.

(c) Factory Point Bancorp will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. Factory Point Bancorp will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1. Factory Point Bancorp will promptly request each person (other than Berkshire Hills Bancorp) that has executed a confidentiality agreement in the 12 months prior to the date hereof in connection with its consideration of a business combination with Factory Point Bancorp or any of its Subsidiaries to return or destroy all confidential information previously furnished to such person by or on behalf of Factory Point Bancorp or any of its Subsidiaries. Factory Point Bancorp shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford the other party and its representatives (including, without limitation, directors, officers and employees of such party and its affiliates and counsel, accountants and other professionals retained by it) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information as may reasonably be requested; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by either party in this Agreement.

(b) From the date hereof until the Effective Time, Factory Point Bancorp shall, and shall cause Factory Point Bancorp’s Subsidiaries to, promptly provide Berkshire Hills Bancorp with (i) a copy of each report filed with federal or state banking regulators, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as Berkshire Hills Bancorp may reasonably request and Berkshire Hills Bancorp shall, and shall cause Berkshire Hills Bancorp’s Subsidiaries to, promptly provide Factory Point Bancorp with a copy of each report filed with federal or state regulators. Notwithstanding the foregoing, neither

Factory Point Bancorp nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c) Berkshire Hills Bancorp will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, Berkshire Hills Bancorp will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to Berkshire Hills Bancorp or an affiliate of Berkshire Hills Bancorp, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to Berkshire Hills Bancorp or an affiliate of Berkshire Hills Bancorp from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of Factory Point Bancorp or (iv) is or becomes readily ascertainable from published information or trade sources.

(d) From and after the date hereof, representatives of Berkshire Hills Bancorp and Factory Point Bancorp shall meet on a regular basis to discuss and plan for the conversion of Factory Point Bancorp’s and its Subsidiaries’ data processing and related electronic informational systems to those used by Berkshire Hills Bancorp and its Subsidiaries with the goal of conducting such conversion as soon as is practicable following the consummation of the Bank Merger. In connection therewith, the parties hereto shall cooperate with each other and use their reasonable best efforts to provide customers with any communications and/or notices that are necessary or advisable.

(e) Factory Point Bancorp shall give notice, and shall cause Factory Point National to give notice, to a designee of Berkshire Hills Bancorp, and shall invite such person to attend all regular and special meetings of the Board of Directors of Factory Point Bancorp and Factory Point National and all regular and special meetings of any senior management committee (including but not limited to the executive committee and the loan and discount committee of Factory Point National) of Factory Point Bancorp or Factory Point National. Such designees shall have no right to vote and shall not attend sessions of board and committees during which there is being discussed (i) matters involving this Agreement, (ii) information or material that Factory Point Bancorp or Factory Point National is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of Factory Point Bancorp or Factory Point National, or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to Factory Point Bancorp, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. Factory Point Bancorp and Berkshire Hills Bancorp shall furnish each other with all information concerning themselves, their respective subsidiaries, and their and their respective subsidiaries’ directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Berkshire Hills Bancorp, Factory Point Bancorp or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger. Berkshire Hills Bancorp and Factory Point Bancorp shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to Berkshire Hills Bancorp and Factory Point Bancorp, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.

5.5 Anti-takeover Provisions. Factory Point Bancorp and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Berkshire Hills Bancorp, Berkshire Bank, the Agreement, the Plan of Bank Merger and the Merger from any provisions of an anti-takeover nature in Factory Point Bancorp’s or its Subsidiaries’ certificate of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter Factory Point Bancorp and Berkshire Hills Bancorp shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8 Shareholder Meetings. Berkshire Hills Bancorp and Factory Point Bancorp will each submit to its shareholders this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Berkshire Hills Bancorp and Factory Point Bancorp will each take, in accordance with applicable law and its certificate of incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the “Shareholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. Berkshire Hills Bancorp’s and Factory Point Bancorp’s Board of Directors will each use all reasonable best efforts to obtain from its respective shareholders a vote approving this Agreement. Except as provided in this Agreement, (i) Berkshire Hills Bancorp’s and Factory Point Bancorp’s Board of Directors shall each recommend to its respective shareholders approval of this Agreement, (ii) the Proxy Statement-Prospectus shall include a statement to the effect that Berkshire Hills Bancorp and Factory Point Bancorp’s Board of Directors have recommended that its respective shareholders vote in favor of the approval of this Agreement and (iii) neither Berkshire Hills Bancorp’s nor Factory Point Bancorp’s Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of Berkshire Hills Bancorp’s and Factory Point Bancorp’s Board of Directors that its respective shareholders vote in favor of approval of this Agreement or make any statement in connection with the Shareholder Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”). Notwithstanding the foregoing, if (x) Factory Point Bancorp has complied in all material respects with its obligations under Section 5.1, (y) Factory Point Bancorp (1) has received an unsolicited bona fide written Acquisition Proposal from a third party that Factory Point Bancorp’s Board of Directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by Berkshire Hills Bancorp pursuant to clause (3) below, (2) has notified Berkshire Hills Bancorp, at least five business days in advance, of it is intention to effect a Change in Recommendation, specifying the material terms and conditions of any such Superior Proposal and furnishing to Berkshire Hills Bancorp a copy of the relevant proposed transaction documents, if such exist, with the person making such Superior Proposal and (3) during the period of not less than five business days following Factory Point Bancorp’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with Berkshire Hills Bancorp in good faith (to the extent that Berkshire Hills Bancorp desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (z) Factory Point Bancorp’s Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to shareholders at the Shareholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to shareholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the shareholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

5.9 Registration of Berkshire Hills Bancorp Common Stock.

(a) As promptly as reasonably practicable following the date hereof, Berkshire Hills Bancorp shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Berkshire Hills Bancorp Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”). The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Berkshire Hills Bancorp and Factory Point Bancorp shareholders at the Shareholder Meetings, which shall also constitute the prospectus relating to the shares of Berkshire Hills Bancorp Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). Factory Point Bancorp will furnish to Berkshire Hills Bancorp the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Berkshire Hills Bancorp and approve the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Berkshire Hills Bancorp shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Berkshire Hills Bancorp and Factory Point Bancorp will each use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to its respective shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Berkshire Hills Bancorp will advise Factory Point Bancorp, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Berkshire Hills Bancorp Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Berkshire Hills Bancorp or Factory Point Bancorp, or any of their respective affiliates, officers or directors, should be discovered by Berkshire Hills Bancorp or Factory Point Bancorp which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Berkshire Hills Bancorp with the SEC and disseminated by Factory Point Bancorp to the shareholders of Factory Point Bancorp.

(b) Berkshire Hills Bancorp shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Factory Point Bancorp and Berkshire Hills Bancorp shall furnish all information concerning it and the holders of Factory Point Bancorp Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, Berkshire Hills Bancorp shall notify The Nasdaq Stock Market of the additional shares of Berkshire Hills Bancorp Common Stock to be issued by Berkshire Hills Bancorp in exchange for the shares of Factory Point Bancorp Common Stock.

5.10 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of Factory Point Bancorp and Berkshire Hills Bancorp shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11 Employee Benefit Matters.

(a) All persons who are employees of Factory Point National immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of Berkshire Bank; provided, however, that in no event shall any of Factory Point National’s employees be officers of Berkshire Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of Berkshire Bank. Except for those persons who enter into an employment agreement with Berkshire Bank, all of the Continuing Employees shall be employed at the will of Berkshire Bank and no contractual right to employment shall inure to such employees because of this Agreement.

(b) Each Continuing Employee shall be treated as a new employee of Berkshire Hills Bancorp for purposes of Berkshire Hills Bancorp’s 401(k) plan; provided, however, that with respect to such plans Continuing Employees will receive credit for service with Factory Point Bancorp for purposes of vesting and determination of eligibility to participate, but not for accrual of benefits. Each Continuing Employee with sufficient Factory Point Bancorp service credit to satisfy the Berkshire Hills Bancorp 401(k) eligibility service requirement who has also attained the requisite plan participation age shall be eligible to participate in the Berkshire Hills Bancorp 401(k) on the Effective Time. On or prior to the date immediately prior to the Effective Time, Factory Point National shall make its 2007 budgeted discretionary contribution to the Factory Point National Bank 401(k) Profit Sharing Plan. The Factory Point National Bank 401(k) Profit Sharing Plan may be amended, if necessary, if the Effective Time is before January 1, 2008, in order to establish participant eligibility for the 2007 budgeted discretionary profit sharing contribution. As of the Effective Time, Berkshire Hills Bancorp shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to Berkshire Hills Bancorp employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar Factory Point Bancorp plan at the Effective Time of the Merger.

(c) Berkshire Hills Bancorp shall pay each employee of Factory Point Bancorp who is not otherwise covered by a specific change in control agreement whose employment is terminated on or within one year after the Closing Date (other than for cause) a lump sum cash payment equal to two weeks of such employee’s then current base salary for each full year of service with Factory Point Bancorp, Factory Point Bancorp’s Subsidiaries, Berkshire Hills Bancorp and/or Berkshire Hills Bancorp’s Subsidiaries, with a minimum of four weeks base pay and a maximum of 52 weeks base pay.

(d) Berkshire Hills Bancorp shall honor all obligations under the change-in-control agreements as set forth in Factory Point Bancorp’s Disclosure Letter, in each case except to the extent superseded by agreements entered into in connection with entering into this Agreement.

(e) Berkshire Hills Bancorp shall provide customary outplacement services to all employees of Factory Point Bancorp and Factory Point Bancorp Subsidiaries, including executive officers, whose employment is terminated in connection with the Merger.

(f) Employees of Factory Point Bancorp or a Factory Point Bancorp Subsidiary shall be eligible to receive a “retention” bonus from Factory Point Bancorp (or the applicable Factory Point Subsidiary) as determined by the President of Factory Point Bancorp (with the approval of the President of Berkshire Hills Bancorp) in the event that such employee remains an employee of Factory Point Bancorp (or the applicable Factory Point Bancorp Subsidiary), until the date the systems conversion occurs (or such other date established or adjusted by Berkshire Hills Bancorp not to exceed forty-five 45 days following the date the system conversion occurs) or is terminated prior to the date of the systems conversion, but after the Effective Time, and satisfactorily fulfills the duties and responsibilities of the position of such employee of Factory Point Bancorp (or the applicable Factory Point Bancorp Subsidiary) through the employee’s termination date.

(g) Berkshire Hills Bancorp will offer consulting and non-competition agreements to Guy H. Boyer and Paul Beaulieu in substantially the form attached hereto as Exhibit C.

(h) Berkshire Bank will offer a retention agreement to Daniel Stannard in substantially the form attached hereto as Exhibit D.

5.12 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, Berkshire Hills Bancorp agrees to indemnify and hold harmless each present and former director and officer of Factory Point Bancorp and its Subsidiaries and each officer or employee of Factory Point Bancorp and its Subsidiaries that is serving or has served as a director or officer of another entity expressly at Factory Point Bancorp’s request or direction (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to Factory Point Bancorp’s certificate of incorporation and bylaws as in effect on the date of this Agreement and to the fullest extent permitted by law.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Berkshire Hills Bancorp thereof, but the failure to so notify shall not relieve Berkshire Hills Bancorp of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice Berkshire Hills Bancorp.

(c) Berkshire Hills Bancorp shall use its reasonable best efforts to maintain Factory Point Bancorp’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by Factory Point Bancorp’s existing policy, including Berkshire Hills Bancorp’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of six years after the Effective Time; provided, however, that in no event shall Berkshire Hills Bancorp be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(c), an amount per annum in excess of 200% of the amount of the annual premiums paid by Factory Point Bancorp as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, Berkshire Hills Bancorp shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d) In the event Berkshire Hills Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Berkshire Hills Bancorp assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13 Affiliate Letters. Factory Point Bancorp shall use its best efforts to cause each director, executive officer and other person who is an “affiliate” of Factory Point Bancorp under Rule 145 of the Securities Act to deliver to Berkshire Hills Bancorp as soon as practicable and prior to the mailing of the Proxy Statement-Prospectus executed letter agreements, each substantially in the form attached hereto as Exhibit E, providing that such person will comply with Rule 145.

5.14 Board of Directors. Berkshire Hills Bancorp shall take all action necessary to appoint one member of Factory Point Bancorp’s Board of Directors, selected by Berkshire Hills Bancorp after consultation with Factory Point Bancorp, to Berkshire Hills Bancorp’s and Berkshire Bank’s Boards of Directors, effective immediately following the Effective Time.

5.15 Section 16 Matters. Prior to the Effective Time, Berkshire Hills Bancorp shall take all such steps as may be required to cause any acquisitions of Berkshire Hills Bancorp Common Stock resulting from the transactions contemplated by this Agreement (including, without limitation, pursuant to the terms of the Converted Options) by each director or officer of Factory Point Bancorp who becomes subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Berkshire Hills Bancorp to be exempt under Rule 16b-3 promulgated under the Exchange Act. Factory Point Bancorp agrees to promptly furnish Berkshire Hills Bancorp with all requisite information necessary for Berkshire Hills Bancorp to take the actions contemplated by this Section 5.15.

5.16 Dividends. After the date of this Agreement, Factory Point Bancorp shall declare and pay dividends on the Factory Point Bancorp Common Stock on a quarterly basis and each of Berkshire Hills Bancorp and Factory Point Bancorp shall coordinate with the other the payment of dividends with respect to the Berkshire Hills Bancorp Common Stock and the Factory Point Bancorp Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Berkshire Hills Bancorp Common Stock and Factory Point Bancorp Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Berkshire Hills Bancorp Common Stock and/or Factory Point Bancorp Common Stock or any shares of Berkshire Hills Bancorp Common Stock that any such holder receives in exchange for such shares of Factory Point Bancorp Common Stock in the Merger.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the requisite vote of each of Berkshire Hills Bancorp’s and Factory Point Bancorp’s shareholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this

Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Berkshire Hills Bancorp of the transactions contemplated hereby that, had such condition or requirement been known, Berkshire Hills Bancorp would not, in its reasonable judgment, have entered into this Agreement.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. Berkshire Hills Bancorp and Factory Point Bancorp shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Berkshire Hills Bancorp (after giving effect to the consummation of the transactions contemplated hereby).

(e) Tax Opinions. Berkshire Hills Bancorp and Factory Point Bancorp shall have received opinions of Muldoon Murphy & Aguggia LLP and Rhoads & Sinon LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Factory Point Bancorp and Berkshire Hills Bancorp, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Berkshire Hills Bancorp and Factory Point Bancorp will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Berkshire Hills Bancorp, Factory Point Bancorp and others.

(f) Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and Berkshire Hills Bancorp shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(g) Nasdaq Listing. To the extent required, the shares of Berkshire Hills Bancorp Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

6.2 Conditions to the Obligations of Berkshire Hills Bancorp. The obligations of Berkshire Hills Bancorp to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Berkshire Hills Bancorp:

(a) Factory Point Bancorp’s Representations and Warranties. Each of the representations and warranties of Factory Point Bancorp contained in this Agreement and in any certificate or other writing delivered by Factory Point Bancorp pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Factory Point Bancorp’s Obligations. Factory Point Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Berkshire Hills Bancorp shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Factory Point Bancorp to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

6.3 Conditions to the Obligations of Factory Point Bancorp. The obligations of Factory Point Bancorp to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Factory Point Bancorp:

(a) Berkshire Hills Bancorp’s Representations and Warranties. Each of the representations and warranties of Berkshire Hills Bancorp contained in this Agreement and in any certificate or other writing delivered by Berkshire Hills Bancorp pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Berkshire Hills Bancorp’s Obligations. Berkshire Hills Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Factory Point Bancorp shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Berkshire Hills Bancorp to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite shareholder approval:

(a) by the mutual written consent of Berkshire Hills Bancorp and Factory Point Bancorp; or

(b) by either Berkshire Hills Bancorp or Factory Point Bancorp, in the event of the failure of Factory Point Bancorp’s shareholders to approve the Agreement at the Factory Point Bancorp Shareholder Meeting; provided, however, that Factory Point Bancorp shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c) by either Berkshire Hills Bancorp or Factory Point Bancorp, in the event of the failure of Berkshire Hills Bancorp’s shareholders to approve the Agreement at the Berkshire Hills Bancorp Shareholder Meeting; provided, however, that Berkshire Hills Bancorp shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(d) by either Berkshire Hills Bancorp or Factory Point Bancorp, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(e) by either Berkshire Hills Bancorp or Factory Point Bancorp, in the event that the Merger is not consummated by January 31, 2008, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(f) by either Berkshire Hills Bancorp or Factory Point Bancorp (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(g) by Berkshire Hills Bancorp, (i) if Factory Point Bancorp shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii) if the Factory Point

Bancorp’s Board of Directors does not publicly recommend in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement, the Board of Directors of Factory Point Bancorp withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to Berkshire Hills Bancorp.

(h) by Factory Point Bancorp, at any time during the five-day period commencing with the last day of the Measurement Period, if both of the following conditions are satisfied:

(i) The Berkshire Hills Bancorp Price shall be less than $28.36; and

(ii) The number obtained by dividing the Berkshire Hills Bancorp Price by $33.37 (the “Berkshire Hills Bancorp Ratio”) shall be less than the number obtained by dividing (x) the Average Index Price on by (y) the Starting Index Price and subtracting 0.20 from such quotient (such number being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If Factory Point Bancorp elects to exercise its termination right pursuant to this Section, it shall give written notice to Berkshire Hills Bancorp (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Berkshire Hills Bancorp shall have the option to increase the consideration to be received by the holders of Factory Point Bancorp Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest ten-thousandth) to equal the lesser of (x) a number (rounded to the nearest ten-thousandth) obtained by dividing (A) the product of $28.36 and the Exchange Ratio by (B) the Berkshire Hills Bancorp Price and (y) a number (rounded to the nearest ten-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Berkshire Hills Bancorp Ratio. If Berkshire Hills Bancorp so elects within such five-day period, it shall give prompt written notice to Factory Point Bancorp of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 7.1(h), the following terms shall have the meaning ascribed to them below.

“Average Index Price” means the average weighted closing values of the Index Group for the Measurement Period.

“Index Group” means the 17 bank or thrift holding companies listed below, as to which there shall not have been, since the date hereof and before the end of the Measurement Period, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquirer’s market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which have been determined based upon the number of shares of outstanding common stock) shall be redistributed proportionately for purposes of determining the Average Index Price. The 17 bank or thrift holding companies and the weights attributed to them are as follows:

Bank or Thrift Holding Companies	% Weight
Alliance Financial Corporation	3.20%
Arrow Financial Corporation	5.58
Benjamin Franklin Bancorp	2.85
Camden National Corporation	6.25
Century Bancorp, Inc.	3.23
ESB Financial	3.39
Financial Institutions, Inc.	5.49
Independent Bank Corp.	10.47
KNBT Bancorp, Inc.	9.93
Lakeland Bancorp, Inc.	7.24
Leesport Financial Corp.	2.89
MASSBANK	3.39
Omega Financial Corporation	8.63
Parkvale Corporation	3.93
Tompkins Trustco, Inc.	8.83
Willow Financial Bancorp, Inc.	4.77
WSFS Financial Corporation	9.93

Total	100.00%

“Starting Index Price” means $28.39.

7.2 Termination Fee.

(a) Factory Point Bancorp shall pay to Berkshire Hills Bancorp a fee of $3,600,000 (the “Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by Berkshire Hills Bancorp pursuant to Section 7.1(g), then Factory Point Bancorp shall pay the Fee on the second business day following such termination; and

(ii) if this Agreement is terminated by (A) either party pursuant to Section 7.1(b) or (B) by Berkshire Hills Bancorp pursuant to Section 7.1(f) because of Factory Point Bancorp’s willful breach of any representation, warranty, covenant or agreement under this Agreement, and in any such case an Acquisition Proposal with respect to Factory Point Bancorp shall have been publicly announced or otherwise communicated or made known to Factory Point Bancorp’s Board of Directors (or any person shall have publicly announced, communicated or made known an intention to make an Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the Shareholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), then Factory Point Bancorp shall pay (x) one third of the Fee to Berkshire Hills Bancorp on the second business day following such termination and (y) if within 12 months after such termination Factory Point Bancorp enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then Factory Point Bancorp shall pay the remainder of the Fee on the date of such execution or consummation.

(b) Any amount that becomes payable pursuant to Section 7.2(a) shall be paid by wire transfer of immediately available funds to an account designated by Berkshire Hills Bancorp in writing to Factory Point Bancorp.

(c) Factory Point Bancorp acknowledges that the agreement contained in Section 7.2(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement by Factory Point Bancorp, Berkshire Hills Bancorp would not have entered into this Agreement and that such amounts do not constitute a penalty. If Factory Point Bancorp fails to pay the amounts due under Section 7.2(a) with the time periods specified, Factory Point Bancorp shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Berkshire Hills Bancorp in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) Notwithstanding anything to the contrary contained herein, Factory Point Bancorp shall be obligated, subject to the terms of this Section 7.2, to pay only one Fee.

7.3 Effect of Termination. In the event of termination of this Agreement by either Berkshire Hills Bancorp or Factory Point Bancorp as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of Factory Point Bancorp, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Factory Point Bancorp Common Stock or that would contravene any provision of the DGCL, or the federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to conflicts of laws principles (except to the extent that mandatory provisions of federal law are applicable).

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to Berkshire Hills Bancorp, to:

Michael P. Daly
President and Chief Executive Officer
24 North Street
Pittsfield, Massachusetts 01201
Facsimile: (413) 443-3587

With copies to:

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, D.C. 20016
Facsimile: (202) 966-9409
Attention: Lawrence M. F. Spaccasi, Esq.

If to Factory Point Bancorp, to:

Guy H. Boyer
President and Chief Executive Officer
4928 Main Street
Manchester Center, Vermont 05255
Facsimile: (802) 549-5182

With copies to:

Rhoads & Sinon LLP
M&T Bank Building
Twelfth Floor
One South Market Square
Harrisburg, Pennsylvania 17108
Facsimile: (717) 231-6669
Attention: Charles J. Ferry, Esq.

8.8 Entire Agreement; etc. This Agreement, together with the Exhibits and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10 Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

Berkshire Hills Bancorp, Inc.

By:	/s/ Michael P. Daly
Michael P. Daly
President and Chief Executive Officer

Factory Point Bancorp, Inc.

By:	/s/ Guy H. Boyer
Guy H. Boyer
President and Chief Executive Officer

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